

December 2, 2013

TriQuint Semiconductor, Inc.
2300 N.E. Brookwood Parkway
Hillsboro, OR, 97124
Attn: Members of the Board of Directors

To the Board of Directors,

Starboard Value LP, together with its affiliates ("Starboard") and director nominees, currently owns approximately 7.9% of the outstanding common stock of TriQuint Semiconductor, Inc. ("TriQuint" or the "Company"), making us one of the Company's largest shareholders. As we described in our detailed letter to you, dated October 29, 2013, and available at http://tinyurl.com/starboardlettertriquint, we believe TriQuint is deeply undervalued and that there exist significant opportunities for value creation based on actions within the control of management and the Company's board of directors (the "Board").

We have serious concerns with TriQuint's prolonged underperformance under the direction of the current management team and Board. We believe substantial change is needed on the Board to ensure that appropriate actions are taken to improve execution, drive better financial performance, and create value for all shareholders. These changes should include new highly-qualified, independent directors with relevant credentials for TriQuint, as well as direct shareholder representation to ensure the best interests of all shareholders are appropriately represented on the Board at all times.

To this end, we have formally delivered a notice today nominating an alternative slate of director candidates for election to the Board at the 2014 Annual Meeting. Our slate of directors includes four independent industry executives with exceptional track records in the semiconductor industry. These director nominees possess a well-balanced mix of skill sets to ensure that the Company evaluates, with an open mind and a keen sense of urgency, all alternative strategies to determine the best path forward to maximize value for all shareholders.

We are open to continuing our discussions with you regarding Board composition and corporate strategy, and remain amenable to reaching a mutually agreeable resolution to re-constitute the Board in a manner that is in the best interests of all shareholders. However, if an agreement is not reached, we are fully prepared to solicit the support of our fellow shareholders to elect a new slate of directors at the 2014 Annual Meeting who are committed to representing the best interests of all TriQuint shareholders.

As always, please feel free to reach out at anytime.

Best Regards,



Jeffrey C. Smith
Managing Member
Starboard Value LP

**Starboard's Director Nominees**:

**Richard S. Hill** has served as a member of Tessera's (NASDAQ: TSRA) board of directors since August 2012 and as Chairman of the Board since March 2013. Mr. Hill previously served as Tessera's Interim Chief Executive Officer from April 15, 2013 until May 29, 2013. Prior to Tessera, Mr. Hill served as the Chief Executive Officer and member of the board of directors of Novellus Systems Inc. ("Novellus"), a designer, manufacturer, and marketer of semiconductor equipment used in fabricating integrated circuits, until its acquisition for more than $3 billion by Lam Research Corporation (NASDAQ: LRCX) in June 2012. During his nearly 20 years leading Novellus, Mr. Hill grew annual revenues from approximately $100 million to approximately $1.7 billion. While at Novellus, Mr. Hill also served as the Chairman of the board of directors since 1996. Before joining Novellus in 1993, Mr. Hill spent 12 years with Tektronix, a leading designer and manufacturer of test and measurement devices such as oscilloscopes and logic analyzers. Mr. Hill rose through the ranks of the corporation starting as a General Manager of the Integrated Circuits division, and finishing his time as the President of the Tektronix Development Company and Tektronix Components Corporation. Before joining Tektronix, Mr. Hill worked in a variety of engineering and management positions with General Electric Company (NYSE: GE), Motorola Solutions Inc. (NYSE: MSI) and Hughes Aircraft Company. Mr. Hill has also served as a member of the boards of directors of Arrow Electronics, Inc. (NYSE: ARW), a global provider of products and services to industrial and commercial users of electronic components and enterprise computing, since 2006, Cabot Microelectronics Corporation (NASDAQ: CCMP), the leading global supplier of chemical mechanical planarization (CMP) slurries and a growing CMP pad supplier to the semiconductor industry, since June 2012, and LSI Corporation (NASDAQ: LSI), a provider of semiconductors and software to accelerate storage and networking in datacenters and mobile networks, since 2007. Mr. Hill also served on the board of directors of SemiLEDs Corporation (NASDAQ: LEDS), a manufacturer of ultra-high brightness LED chips, from September 2010 to February 2012. Mr. Hill received a B.S. in Bioengineering from the University of Illinois in Chicago and an M.B.A. from Syracuse University.

**Sohail Khan** has served as the Chief Executive Officer of Lilliputian Systems, a developer of portable power products for consumer electronics, since May 2013. He served as the principal of K5 Innovations, a technology consulting venture, from July 2011 to April 2013. He was the President and Chief Executive Officer of SiGe Semiconductor, Inc. ("SiGe"), a leader in silicon based RF front end solutions, which was acquired by Skyworks Solutions, Inc. in June 2011.

Prior to SiGe, Mr. Khan was an Entrepreneur in Residence and Operating Partner of Bessemer Venture Partners, a venture capital group focused on technology investments. From 1996 to 2005 he held various executive positions with Agere Systems Inc./Lucent Technologies, Inc. ending as Executive Vice President and Chief Strategy & Development Officer of Agere Systems Inc. Mr. Khan has also held various management positions at NEC Electronics Corp., Intel Corporation (NASDAQ: INTC) and the National Engineering Services of Pakistan. Mr. Khan received a Bachelor of Science in Electrical Engineering from the University of Engineering and Technology in Pakistan. Additionally, he received a Masters of Business Administration from the University of California at Berkeley. Mr. Khan has served as a director of Lightpath Technologies, Inc. (NASDAQ: LPTH), a manufacturer of optical components and materials used to produce products that manipulate light, since February 2005 and is a member of its Compensation Committee.  Mr. Khan previously served on the board of directors of Gainspan Corporation, from February 2007 until November 2012.

**Cathal Phelan** founded his own consulting firm Atticotti LLC ("Atticotti") in April 2013, focusing on business strategies, IP management and systems/semiconductor design. For the year prior to founding Atticotti, he served as the Executive Vice President ("EVP") of the Consumer and Computation Division of Cypress Semiconductor Corporation (NASDAQ: CY) ("Cypress"), a Silicon Valley-based semiconductor design and manufacturing company. In multiple stints with Cypress dating back to 1991, Mr. Phelan held the positions of Chief Technical Officer, EVP of the Datacommunications Division, EVP of the Personal Communications Division, Sr. Design & Architecture Director, Design Manager and Memory Designer. From May 2006 to September 2008, Mr. Phelan was away from Cypress and served as the Chief Executive Officer and President of Ubicom, Inc., a venture capital backed startup focused on building a unique media and communications processor for transporting digital content over the home network. Mr. Phelan worked for six years at the Philips Research Laboratories in Eindhoven, The Netherlands as a VLSI designer and Member of Technical staff. Mr. Phelan served as a Director of Virage Logic Corporation from March 2006 until it was acquired by Synopsys, Inc. in 2010. He also serves as a Director at Touchstone Semiconductor, Inc. Mr. Phelan holds 38 U.S. patents. Mr. Phelan graduated from the Engineering School of Trinity College at the University of Dublin in Ireland, where he received a Bachelor's degree in Micro-Electronic Engineering and Mathematics in 1984 and subsequently a Masters degree in Micro-Electronic Engineering in 1985.

**Richard H. Wills**, age 58, serves as the Chairman of the Board of Directors of General Fusion, a venture backed private energy company based in Vancouver, a position he has held since March 2011.  Mr. Wills assisted in establishing an advisory board and hiring the new Chief Executive Officer of General Fusion. Previously, he served as the Chief Executive Officer of Tektronix, Inc. ("Tetronix") from January 2000 to November 2007. He joined Tektronix in 1979 and held a variety of positions, including key international roles, during his tenure there. In 1993 and 1994, he held the position of Worldwide Director of Marketing for the Measurement Business Division. During these years, his team started building a foundation for more extensive global marketing and established marketing centers in Europe, the Pacific and the U.S., and improved linkages with Japan and the rest of the world. In 1997, he was named President of European Operations, where he was responsible for all European activities, including sales, marketing, manufacturing and logistics. As President of European Operations, he was charged with building Tektronix's sales and marketing presence in Europe, the company's largest market outside the United States. Mr. Wills moved to the European post from his role as the company's President of the Americas Operations, one of the three operational units established by Tektronix to accelerate growth in key international markets. In January 2000, he was named President and Chief Executive Officer of Tektronix and was elected to its board of directors. In September 2001, he was elected Chairman of the board of directors of Tektronix. Tektronix was acquired by Danaher Corporation, a leading diversified industrial company, in late 2007. Mr. Wills remained Chairman of Tektronix until June 2008. Mr. Wills has served a director of FEI Company (NASDAQ: FEIC), a leading supplier of scientific instruments for nanoscale applications and solutions for industry and science, since February 2009.

**Peter A. Feld** has served as a member of Principal GP and a member of the Management Committees of Starboard Value GP and Principal GP since April 2011. From November 2008 to April 2011, Mr. Feld served as a Managing Director of Ramius LLC and a Portfolio Manager of Ramius Value and Opportunity Master Fund Ltd. From February 2007 to November 2008, Mr. Feld served as a Director at Ramius LLC. Mr. Feld joined Ramius LLC as an Associate in February 2005. From June 2001 to June 2004, Mr. Feld was an investment banking analyst at Banc of America Securities, LLC. Since June 2012, Mr. Feld has served as a member of the board of directors of Integrated Device Technology, Inc. (NASDAQ: IDTI), a company which designs, develops, manufactures and markets a range of semiconductor solutions for the advanced communications, computing and consumer industries. Since June 2013, Mr. Feld has served as a member of the board of directors of Tessera (NASDAQ: TSRA), which develops, invests in, licenses and delivers innovative miniaturization technologies and products for next-generation electronic devices. Mr. Feld has also served as a member of the board of directors of Unwired Planet, Inc. (NASDAQ: UPIP) (f/k/a Openwave Systems Inc.), a public company with a portfolio of patents many of which are considered foundational to mobile communications, and span smart devices, cloud technologies and unified messaging, since July 2011 and served as its Chairman from September 2011 to July 2013. Mr. Feld previously served on the board of directors of SeaChange International, Inc. (NASDAQ: SEAC), a leading global multi-screen video software company, from December 2010 to January 2013 and on the board of directors of CPI Corp. from July 2008 to July 2009.

**Jeffrey C. Smith** is a Managing Member, Chief Executive Officer and Chief Investment Officer of Starboard Value LP. Prior to founding Starboard Value LP, Mr. Smith was a Partner Managing Director of Ramius LLC ("Ramius"), a subsidiary of the Cowen Group, Inc. ("Cowen"), and the Chief Investment Officer of the Ramius Value and Opportunity Master Fund Ltd. Mr. Smith was also a member of Cowen's Operating Committee and Cowen's Investment Committee. Prior to joining Ramius in January 1998, he served as Vice President of Strategic Development and a member of the Board of Directors of The Fresh Juice Company, Inc. ("The Fresh Juice Company"). Mr. Smith also served as a member of the Board of Directors of Regis Corporation (NASDAQ: RGS), a global leader in beauty salons, hair restoration centers and cosmetology education, from October 2011 until October 2013. Mr. Smith currently serves on the Board of Directors of Quantum Corporation (NYSE: QTM), a global expert in data protection and big data management, a position he has held since May 2013. Mr. Smith has also served on the Board of Directors of Office Depot, Inc. (NYSE: ODP), an office supply company, since August 2013. Mr. Smith previously served as a member of the Board of Directors of Surmodics, Inc. (NASDAQ: SRDX), a leading provider of drug delivery and surface modification technologies to the healthcare industry, from January 2011 to August 2012. He also served on the Board of Directors of Zoran Corporation, a leading provider of digital solutions in the digital entertainment and digital imaging market, from March 2011 until its merger with CSR plc (NASDAQ: CSRE) in August 2011. Mr. Smith was the Chairman of the Board of Phoenix Technologies Ltd., a provider of core systems software products, services and embedded technologies, from November 2009 until the sale of the company to Marlin Equity Partners in November 2010. He also served as a director of Actel Corporation, a provider of power management solutions, from March 2009 until its sale to Microsemi Corporation (NASDAQ: MSCC) in October 2010. Mr. Smith is a former member of the Board of Directors of S1 Corporation, a provider of customer interaction software for financial and payment services, where he served from May 2006 to September 2008. Mr. Smith also served on the Board of Directors of Kensey Nash Corporation (NASDAQ: KNSY), a leading medical technology company from December 2007 to February 2009. Mr. Smith was also on the Board of Directors of The Fresh Juice Company (FRSH) from 1996 until its sale to the Saratoga Beverage Group (TOGA) in 1998. Mr. Smith began his career in the Mergers and Acquisitions department at Société Générale. Mr. Smith graduated from The Wharton School of Business at The University of Pennsylvania, where he received a B.S. in Economics.